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                                                                    EXHIBIT 99.1

                                   DIRECTORS

  Annual Retainer and Other Fees and Expenses

     Non-employee directors are paid an annual retainer of $20,000. The Company also reimburses directors for travel, lodging and related expenses they may incur in attending Board and committee meetings.

  Non-employee Director Stock Options

     Under the 1997 Stock Option Plan (the "Stock Option Plan"), which was approved and ratified by shareholders on May 1, 1997, non-employee directors may from time to time at the discretion of the Stock Option Committee, receive a grant of an option to purchase Common Stock of the Company. The options are granted at an exercise price as determined by the Committee and are exercisable, as determined by the Committee, over a period of time from grant date, unless sooner terminated as described in the Stock Option Plan.

                                    OFFICERS

  Stock Options

     On August 28, 1997, the Committee granted stock options to executive officers of the Company. Each executive officer received stock options that were based on his responsibilities and relative position in the Company. All stock options in 1997 were granted with an exercise price of fair market value at the date of grant. Except as noted below, the stock options vest over seven anniversary dates commencing January 31, 1998 and each January 31 thereafter through January 31, 2004. Five percent of the stock options vest each January 31, 1998-2001; Fifteen percent vest on January 31, 2002 and 2003 and Fifty percent vest on January 31, 2004. In any fiscal year (1997, 1998, or 1999) in which the Company meets its Target Earnings Per Share (EPS), the vesting of one-third of the options granted on August 28, 1997 accelerates such that one-third of the accelerated options vest 30 days after receipt of the audited financial statements for the fiscal year in which the Target EPS is met, and one-third of the accelerated options vest on January 31 of each of the next two following fiscal years. Non-accelerated options vest over the schedule for the seven anniversary dates (or, in the event of some accelerated vesting, until such time as 100% of the options have vested, or unvested options have expired).

     On August 20, 1998, the Committee granted stock options to Howard G. Peretz, Senior Vice President -- Marketing and Strategic Planning, Mr. Peretz received stock options that were based on his responsibilities and relative position in the Company. All stock options in 1998 were granted with an exercise price of fair market value at the date of grant. Except as noted below, the stock options vest over seven anniversary dates commencing April 5, 1999 and each April 5 thereafter through April 5, 2004. Five percent of the stock options vest each April 5, 1999-2002; Fifteen percent vest on April 5, 2003 and 2004 and Fifty percent vest on August 30, 2004. In the first fiscal year beginning in fiscal 1999 (if any) in which the Company's common stock trades above $2.00 for 10 consecutive trading days, then, at the end of that fiscal year, 33 1/3% of the remaining options, less the portion that vested on April 5 of that fiscal year, vest. In the first subsequent fiscal year (if any) in which the Company's common stock trades above $4.00 for 10 consecutive trading days, then, at the end of that fiscal year, 33 1/3% of the options, less the portion that vested on April 5 of that fiscal year, vest. In the first subsequent fiscal year (if any) in which the Company's common stock trades above $6.00 for 10 consecutive trading days, then, at the end of that fiscal year, the remaining options vest.

     The stock options granted to M.D. Davis on August 28, 1997 vest as follows:
Five percent on January 31, 1998; five percent on January 31, 1999 and ninety percent on June 12, 1999. The options granted to M.D. Davis also contain the acceleration provisions described above.

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  Employment and Related Agreements

     The Company has entered into employment agreements with Richard R. Neitz. Pursuant to this agreement, Mr. Neitz will be employed as President and Chief Operating Officer until January 31, 2000 and will be paid an annual salary of $225,000 (which salary may be raised at the discretion of the Board of Directors). Beginning with fiscal 1996, Mr. Neitz is entitled to a fiscal year-end performance bonus based on the Company's total pre-tax income, provided that such pre-tax income exceeds $5.8 million. The agreement contains non-disclosure, non-competition and non-solicitation provisions applicable during the term of employment under the agreement and until one year after termination of employment. Upon termination of Mr. Neitz's employment without cause the Company must continue to pay Mr. Neitz his salary for a period of six months (in the event the non-competition provisions are enforced, the Company is obligated to pay an additional one-year salary during the non-compete period) following termination and must pay a pro-rated performance bonus.

     The Company has entered into employment agreements with Howard G. Peretz. Pursuant to this agreement, Mr. Peretz will be employed as Senior Vice
President -- Marketing and Strategic Planning until August 19, 2001 and will be paid an annual salary of $180,000 during the first year of the contract, with a guaranteed raise of $10,000 per year for the remaining two years of the contract (which salary may be raised at the discretion of the Board of Directors). Mr. Peretz is entitled to participate in the Company's fiscal year-end performance bonus on an executive level determined by the Board of Directors. The agreement contains non-disclosure, non-competition and non-solicitation provisions applicable during the term of employment under the agreement and until one year after termination of employment. Upon termination of Mr. Peretz's employment without cause the Company must continue to pay Mr. Peretz his salary for a period of six months (in the event the non-competition provisions are enforced, the Company is obligated to pay an additional one-year salary during the non-compete period) following termination and must pay a pro-rated performance bonus.

     DSI (HK) has entered into an employment agreement with Tommy Yau, pursuant to which he will be employed as Managing Director of DSI (HK) until January 31, 2000 and will be paid a monthly salary of HK $116,000 (approximately US $15,000 based on currency exchange rates). Beginning with fiscal 1996, Mr. Yau is entitled to a fiscal year-end performance bonus based on the Company's total pre-tax income, provided that such pre-tax income exceeds $5.8 million. The agreement contains non-disclosure, non-competition and non-solicitation provisions applicable during the term of employment under the agreement and until one year after termination of employment. Upon termination of Mr. Yau's employment without cause the Company must continue to pay Mr. Yau his salary for a period of six months (in the event the non-competition provisions are enforced, the Company is obligated to pay an additional one-year salary during the non-compete period) following termination and must pay a pro-rated performance bonus.

     The Company has entered into an employment agreement with Thomas W. Neville pursuant to which he will serve as the National Sales Manager of the Company. He will be paid an annual salary of at least $95,000 (which salary may be raised at the discretion of the Company). The Agreement is for a one year, renewable term and was last extended on January 1, 1998. Mr. Neville is entitled to a fiscal year-end performance bonus based on the Company's total pre-tax income, provided such income exceeds $5.8 million. The agreement contains non-disclosure, non-competition and non-solicitation provisions applicable during the term of employment under the agreement and until one year after termination of employment. Upon termination of Mr. Neville's employment without cause, if the non-competition provisions are enforced, the company is obligated to pay Mr. Neville his salary for a period of one year following termination and must pay a pro-rated performance bonus.

     The Company has entered into an employment agreement with Dale Y. Chen renewable for a one year term which was last extended for one year on December 11, 1997. Mr. Chen's agreement provides that he will serve as Controller and will receive an annual salary of at least $100,000. This agreement contains non-disclosure provisions applicable during the term of employment and thereafter.

     The Company has entered into similar employment agreements with its other executive officers.

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